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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

C2 GLOBAL TECHNOLOGIES INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
449927-10-2
(CUSIP Number)
COUNSEL CORPORATION
40 KING STREET WEST
SCOTIA PLAZA, SUITE 3200
TORONTO, ONTARIO, CANADA M5H 3Y2
(416) 866-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	449927-10-2

1	NAMES OF REPORTING PERSONS: COUNSEL COMMUNICATIONS LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4100763

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		17,517,269 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,517,269 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,517,269 SHARES OF COMMON STOCK (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

75.88% (SEE ITEM 5)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	449927-10-2

1	NAMES OF REPORTING PERSONS: COUNSEL LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1591491

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,847,475 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,847,475 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,364,744 SHARES OF COMMON STOCK (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.55% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	449927-10-2

1	NAMES OF REPORTING PERSONS: COUNSEL CAPITAL CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0352318

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		0 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,360,804 SHARE OF COMMON STOCK (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.23% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	449927-10-2

1	NAMES OF REPORTING PERSONS: COUNSEL CORPORATION (US)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
59-1104356

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 SHARES OF COMMON STOCK (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	449927-10-2

1	NAMES OF REPORTING PERSONS: COUNSELCARE LTD

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
62-1404770:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

CO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 SHARES OF COMMON STOCK (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	449927-10-2

1	NAMES OF REPORTING PERSONS: COUNSEL CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0352310

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		0 (SEE ITEM 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (SEE ITEM 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,364,744 SHARES OF COMMON STOCK (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.55% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer
     This Amendment No. 4 to Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of C2 Global Technologies Inc., a Florida corporation (the “Company”), formerly known as Acceris Communications Inc., a Florida corporation, whose principal executive offices are located at 40 King Street West, Suite 3200, Toronto, Ontario, Canada, M5H 3Y2. This Amendment No. 4 amends and restates, in part, the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 13, 2001, as later further amended and restated, in part, by the Reporting Persons on May 2, 2001, June 4, 2001 and February 16, 2005 (collectively, the “Original Filing”).
     Except as set forth herein, there have been no changes from the Original Filing. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Original Filing.
Item 2. Identity and Background
(a)	The reporting persons are (i) Counsel Corporation, an Ontario, Canada corporation (“Counsel”), (ii) Counsel Capital Corporation, an Ontario, Canada corporation and wholly-owned subsidiary of Counsel (“Counsel Capital”), (iii) Counsel LLC, a Delaware limited liability company that is owned jointly by Counsel and Counsel Capital (“Counsel LLC”), (iv) Counsel Communications, LLC, a Delaware limited liability company that is owned by Counsel LLC (“Counsel Communications”), (v) CounselCare Ltd, a Delaware corporation and wholly-owned subsidiary of Counsel (“CounselCare”), and (vi) Counsel Corporation (US), a Delaware corporation and wholly-owned subsidiary of CounselCare (“Counsel (US)”).. The directors and executive officers of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare and Counsel (US) as of the date hereof are set forth on Schedule A attached to the Schedule 13D and are incorporated herein by reference (“Schedule A”).

(b)	The principal business address of each of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare and Counsel (US) is: Scotia Plaza, Suite 3200, 40 King Street West, Toronto, Ontario M5H 3Y2. The principal business address of each of the directors and executive officers of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare, and Counsel (US) is set forth on Schedule A.

(c)	Counsel is a diversified company focused on the acquisition of businesses in diverse industry sectors and at various stages of their business life cycles. Its goal for acquired businesses is to create value within these businesses and to realize on the value creation at the appropriate time. Counsel currently operates in four specific sectors: long-term care, case goods, real estate, and patent licensing. Counsel Capital is a wholly-owned subsidiary of Counsel. 11.05% of Counsel LLC is owned by Counsel Capital and the remaining 88.95% of Counsel LLC is owned by Counsel. Counsel Communications is a wholly-owned subsidiary of Counsel LLC. CounselCare is a wholly-owned subsidiary of Counsel, and Counsel (US) is a wholly-owned subsidiary of CounselCare.

The principal occupation of each director and executive officer of Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare, and Counsel (US), including the principal business address and the address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

(d)	During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare nor Counsel (US), nor any of their current directors or executive officers, has been convicted in a criminal proceeding.

(e)	During the last five years, neither Counsel, Counsel Capital, Counsel LLC, Counsel Communications, CounselCare nor Counsel (US), nor any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	With the exception of Mr. Furlong, Mr. Lomicka, Mr. Shimer and Mr. Wollmuth, who are U.S. citizens, all of the directors and executive officers listed on Schedule A are Canadian citizens.
Item 3. Source and Amount of Funds or Other Consideration.
     No change from the Original Filing. For additional disclosures, see Item 4 below
Item 4. Purpose of Transaction
     On December 29, 2006, Counsel Corporation (US) transferred 13,428,492 shares of the Company’s common stock to Counsel Communications, LLC. As a result of this transfer, Counsel Corporation (US) and Counselcare Ltd. ceased to beneficially own any shares of the Company’s capital stock. Accordingly, Counsel Corporation (US) and Counselcare Ltd. are no longer reporting persons. On December 30, 2006, the Company issued 3,847,475 shares of its common stock to Counsel LLC (“LLC”), a Delaware limited liability company and an indirectly wholly-owned subsidiary of Counsel Corporation, in exchange for the conversion by LLC of $3,385,778 of the Company’s debt principal. Contemporaneously therewith, Counsel Corporation and certain of its subsidiaries, including LLC, forgave the balance of the debt owed to them by C2. The aggregate amount of debt forgiveness to C2 was $80,195,947, including accrued and unpaid interest to that date.
     The Company’s securities that are presently beneficially owned by Counsel Corporation, Counsel Capital Corporation, Counsel LLC and Counsel Communications LLC were acquired and are currently being held for investment purposes. The reporting persons may acquire additional shares on the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, the reporting persons may attempt to dispose of the shares owned by it on the open market, in privately negotiated transactions or otherwise.
     As a majority holder of the Company’s Common Stock, the Reporting Persons may seek to exercise control over the Company by taking a variety of actions including, but not limited to, causing the Company to enter into extraordinary corporate transactions, causing the composition of the Company’s Board of Directors and/or management to change, and/or causing a material change in the Company’s present capitalization. In addition, the Reporting Persons may seek to acquire additional shares of Common Stock in open market transactions from the Company or other persons, and may seek to engage in an acquisition, disposition or other transaction involving the Company. Alternatively, the Reporting Persons may retain their existing interest in the Company and not engage in any of the foregoing transactions.
Item 5. Interest in Securities of the Issuer
     Following the share issuance described above and as of December 31, 2006, Counsel Corporation beneficially owned an aggregate of 21,364,744 shares of the Company’s Common Stock, which, following the transactions described above, represented approximately 92.55% of the outstanding shares of the Company’s Common Stock. Counsel Corporation and Counsel Capital Corporation are not directly entitled to acquire any shares of the Company’s Common Stock. Counsel LLC and Counsel Communications LLC beneficially owned an aggregate of 21,364,744 shares of the Company’s Common Stock, which constituted approximately 92.55% of the outstanding shares of the Company’s Common Stock. CounselCare Ltd. and Counsel Corporation (US) do not currently beneficially own any shares of the Company’s Common Stock. Counsel Corporation and Counsel Capital Corporation are reporting persons for purposes of this Schedule 13D/A (Amendment No. 4) by virtue of their ownership interests in Counsel LLC, which is a reporting person by virtue of its ownership interest in Counsel Communications LLC. . Each of Counsel LLC and Counsel Communications LLC have the sole power to vote and to dispose of all of the shares of the Company’s Common Stock held by it. Neither Counsel Capital Corporation nor Counsel Corporation have the power to directly vote or dispose of any of the shares of the Company’s Common Stock to which this filing relates.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     No change from the Original Filing.
Item 7. Material to be Filed as Exhibits
1.1	Agreement to File Jointly dated March 5, 2004 by and among the Reporting Persons (1)

(1)	Incorporated by reference from the Original Filing dated February 16, 2005.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2007

COUNSEL CORPORATION COUNSEL LLC COUNSEL COMMUNICATIONS, LLC COUNSEL CAPITAL CORPORATION COUNSELCARE LTD COUNSEL CORPORATION (US)

	By:	/s/ Stephen A. Weintraub Stephen A. Weintraub Officer of Each Reporting Person

Schedule A
To Schedule 13D
Board of Directors of Counsel Corporation:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Executive Vice President, Secretary	40 King Street West
and Chief Financial Officer	Toronto, ON M5H 3Y2
Counsel Corporation

Tibor Donath	970 Lawrence Ave. West, Suite 209
Partner	Toronto, ON M6A 3B6
Bench & Donath

Jonathan Goodman	100 Simcoe St., 5th Floor
Managing Director	Toronto, ON M5H 3G2
Monitor Company Canada

William H. Lomicka	7406 North Secret Canyon Drive
Chairman, Coulter Ridge Capital Inc.	Tucson, AZ 85718

Philip Reichmann	1 First Canadian Place
Chief Executive Officer	Suite 3300
RH Capital Partners Inc.	Toronto, ON M5X 1B1

Barry Rotenberg	4100 Yonge Street
Partner	Suite 610
Harris, Sheaffer	Toronto, ON M5P 2B5
Executive Officers of Counsel Corporation:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2

Stephen Weintraub	Scotia Plaza, Suite 3200
Executive Vice President, Secretary and Chief	40 King Street West
Financial Officer	Toronto, ON M5H 3Y2
Counsel Corporation

Board of Directors of Counsel Capital Corporation:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2
Executive Officers of Counsel Capital Corporation:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Senior Vice President & Secretary	40 King Street West
Toronto, ON M5H 3Y2
Board of Directors of Counsel LLC

Name	Address
Joseph F. Furlong, III	5200 Maryland Way, Suite 400
President & Chief Executive Officer	Brentwood, TN 37027
American HomePatient Inc.

Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2
David H. Wollmuth, Esq.	500 Fifth Avenue
Wollmuth Maher & Deutsch, LLP	New York, NY 10110
Executive Officers of Counsel LLC

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Secretary	40 King Street West
Toronto, ON M5H 3Y2

Board of Directors of Counsel Communications LLC:

Name	Address
Samuel L. Shimer	177 Broad Street, 15th Floor
Partner, Whitney & Co., LLC	Stamford, CT 06901

Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2
Executive Officers of Counsel Communications LLC:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Secretary	40 King Street West
Toronto, ON M5H 3Y2
Board of Directors of CounselCare Ltd.:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2
Executive Officers of CounselCare Ltd.:

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Vice President & Secretary	40 King Street West
Toronto, ON M5H 3Y2
Board of Directors of Counsel Corporation (US):

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
Chairman and Chief Executive Officer	40 King Street West
Counsel Corporation	Toronto, ON M5H 3Y2
Executive Officers of Counsel Corporation (US):

Name	Address
Allan C. Silber	Scotia Plaza, Suite 3200
President	40 King Street West
Toronto, ON M5H 3Y2

Stephen A. Weintraub	Scotia Plaza, Suite 3200
Vice President & Secretary	40 King Street West
Toronto, ON M5H 3Y2

Exhibit Index
Exhibit No.
1.1	Agreement to File Jointly dated March 5, 2004 by and among the Reporting Persons (1)

(1)	Incorporated by reference from the Original Filing dated February 16, 2005.